Exhibit 4.1

CERTIFICATE OF SHARE DESIGNATION OF
CLASS EO COMMON SHARES OF
GREENBACKER RENEWABLE ENERGY COMPANY LLC

This Certificate of Designation (this “Certificate of Designation”) is made as of May 19, 2022 by the board of directors (the “Board of Directors”) of Greenbacker Renewable Energy Company, LLC, a Delaware limited liability company (the “Company”).

WHEREAS, pursuant to Section 7.3 of the Fifth Amended and Restated Limited Liability Company Operating Agreement (as amended or amended and restated from time to time, the “Operating Agreement”), dated as of May 19, 2022, the Board of Directors may, by resolution, (a) designate a class or series of Shares and distinguish it from all other classes and series of Shares of the Company, (b) specify the number of Shares to be included in the class or series, and (c) set or change the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series;

WHEREAS, in accordance with Section 7.3 of the Operating Agreement, this Certificate of Designation will be annexed to, and constitute a part of, the Operating Agreement; and

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Board of Directors resolves and agrees as follows:

Article I

Definitions

Section 1.1        For purposes of this Certificate of Designation, the following terms will have the respective meanings indicated in this Article I, and capitalized terms used but not otherwise defined herein will have the respective meanings ascribed thereto in the Operating Agreement:

“Affiliate” shall have the meaning set forth in the Operating Agreement; provided that, for the avoidance of doubt, the entities contributed to the Company pursuant to the Internalization shall constitute Affiliates of the Company upon the closing of the Internalization.

“Benchmark Targets” means, collectively, those certain quarterly targets related to benchmark annualized quarter-end Run Rate Revenue objectives from new fundraising and set forth in Schedule A attached hereto, and comprised of the Tranche 1 Benchmark Target, the Tranche 2 Benchmark Target, and the Tranche 3 Benchmark Target (each as defined in Schedule A attached hereto).

“Board of Directors” has the meaning set forth in the recitals hereto.

“Certificate of Designation” has the meaning set forth in the recitals hereto.

“Class EO Common Shares” has the meaning set forth in Section 2.1.

“Company” has the meaning set forth in the recitals hereto.

“Contribution Agreement” means that certain Contribution Agreement, by and between the Company and Group LLC, dated as of May 19, 2022.

“Earnout Period” means the period of time commencing on the closing date of the Internalization, and ending on December 31, 2025 – which will be extended to December 31, 2026 if the Run Rate Revenue exceeds 50% of the Tranche 3 Benchmark Target (as set forth in Schedule A attached hereto) on or before December 31, 2025.

“Earnout Shares” means Class EO Common Shares, par value $0.001 per share, of the Company. The Earnout Shares will be divided into three separate series to be designated as “Tranche 1 Earnout Shares,” “Tranche 2 Earnout Shares,” and “Tranche 3 Earnout Shares.”

“GREC Corp” means Greenbacker Renewable Energy Corporation, a Maryland corporation.

“Group LLC” means Greenbacker Group LLC, a Delaware limited liability company.

“Internalization” means that certain internalization transaction contemplated by the Contribution Agreement.

“Liquidity Event” means any transaction or series of related transactions the result of which is: (a) the acquisition by any person or group (as defined under Section 13 of the Securities Exchange Act of 1934, as amended) of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of, or economic interest in, the Company or GREC Corp; (b) any merger, consolidation, business combination, recapitalization, reorganization, sale of assets or other similar transaction, however effected, resulting in (i) any person or group (as defined under Section 13 of the Securities Exchange Act of 1934, as amended) or (ii) or any person or persons who immediately prior to such transaction did not own securities representing 50% or more of the combined voting power of then outstanding securities of, or economic interest in, the Company or GREC Corp, acquiring (A) 50% or more of the combined voting power of the then outstanding securities the Company or GREC Corp, or the surviving or successor entity immediately after such combination, or (B) 50% or more of the economic interest in the Company or GREC Corp, or the surviving or successor entity immediately after such combination; (c) any direct or indirect sale or other transfer, in one or a series of related transactions, of 50% or more of the assets of the Company or GREC Corp and their respective subsidiaries, taken as a whole; or (d) a Liquidation (as such term is defined in the Operating Agreement) of the Company or a similar transaction involving GREC Corp.

“Liquidity Event Value” means the value determined by the Board of Directors acting in good faith per Class P-I Share that would be achieved, result or follow from such Liquidity Event on a pro forma basis, assuming that, immediately prior to such Liquidity Event, all Earnout Shares had achieved Participating Earnout Share status and were therefore entitled to their pro rata share of such value per Class P-I Share that would be achieved, result or follow from, such Liquidity Event, in each case, with such value achieved per Class P-I Share calculated net of any fees, expenses or other costs.

“Net Annualized Management Fees” means the gross daily management fees calculated at the close of each quarter, less daily rebates, as annualized.

“Non-Triggering Event” has the meaning set forth in Section 3.2(c).

“Participating Earnout Shares” means those Earnout Shares of a specific series for which Benchmark Targets have been met or have otherwise achieved the status of Participating Earnout Shares upon the occurrence of certain Liquidity Events as described in Section 3.2 below.

“Operating Agreement” has the meaning set forth in the recitals hereto.

“Qualified Liquidity Event” has the meaning set forth in Section 3.2.

“Reference Price” means $8.798 per Class P-I Share, subject to adjustment as provided in Article IV below.

“Representatives” means, as applicable to any Person, any and all directors, officers, managers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person, and in each case which is subject to a confidentiality agreement or confidentiality obligations.

“Run Rate Revenue” means that certain run rate revenue of the Company or GREC Corp from the sum of (a) third party management fees calculated at the close of each quarter during the Earnout Period, in accordance with the following: (i) the Net Annualized Management Fees for each of (1) Greenbacker Development Opportunities Fund I, L.P., Greenbacker Renewable Opportunity Zone Fund LLC, and Greenbacker Renewable Energy Company II, LLC (in each case to the extent resulting from additional fundraising after December 31, 2021), and (2) from any other funds formed or created after the date hereof for which the Company or its applicable subsidiaries are entitled to receive management and incentive fees (each an “Eligible Fund”), plus (ii) the last 12 months net incentive fees realized for each Eligible Fund’s actual incentive fees earned following the closing of the Internalization and (b) an amount equal to the product of (i) additional capital raised following the Closing of the Internalization (excluding proceeds from any initial public offering of GREC Corp (or its successor), but including additional net proceeds from equity capital raised by GREC Corp (or its successor) following such initial public offering) and (ii) 1.5% per annum.

“Target Capital Account” has the meaning set forth in Section 3.1(d).

Article II

CLASS EO COMMON SHARES

Section 2.1         Creation and Designation. A new class of Common Shares is hereby created, and designated as “Class EO Common Shares.” An aggregate of 13,071,153 shares are designated as Class EO Common Shares and are referred to this Certificate of Designation as “Earnout Shares.”

Section 2.2         Separate Class. The Class EO Common Shares are considered a separate class of Common Shares for purposes of the Operating Agreement, entitling the holders thereof to the rights and obligations as specified in this Certificate of Designation and, upon achieving Participating Earnout Share status, to the rights and obligations applicable to Class P-I Shares as specified in the Operating Agreement, and as modified by this Certificate of Designation.

Section 2.3         Separate Series. The Earnout Shares will be divided into three separate series to be designated as “Tranche 1 Earnout Shares,” “Tranche 2 Earnout Shares,” and “Tranche 3 Earnout Shares.” Each separate series of Earnout Shares shall share the same rights and obligations, except that each series of Earnout Shares will become Participating Earnout Shares only upon the achievement of the Benchmark Targets applicable to such Series as set forth in Schedule A attached hereto or have achieved the status of Participating Earnout Shares upon the occurrence of certain Liquidity Events as described in Section 3.2 below.

Article III

ACHIEVEMENT OF PARTICIPATION STATUS

Section 3.1           How Earnout Shares Become Participating Earnout Shares.

(a)          Benchmark Targets. Upon satisfaction of the Benchmark Targets applicable to a specific Series of Earnout Shares as set forth in Schedule A attached hereto, the corresponding number of Earnout Shares from that Series will automatically become Participating Earnout Shares.

(b)          Expiration of the Earnout Period. Earnout Shares that have not achieved Participating Earnout Share status by the expiration of the Earnout Period in accordance with this Certificate of Designation will no longer be eligible to achieve such status.

(c)          Rights of Participating Earnout Shares. Subject to achieving the Target Capital Account as set forth in Section 3.1(d), all Earnout Shares that have achieved status as Participating Earnout Shares will have equivalent economic and other rights as the Class P-I Shares, will vote together as a single class with the Class P-I Shares on all matters submitted to holders of Class P-I Shares generally, will not have separate voting rights on any matters (other than amendments to the terms of the Participating Earnout Shares that affect such Participating Earnout Shares adversely and in a manner that is different from the terms of the Class P-I Shares), and will have the right to participate in all distributions payable by the Company, as if they were, and on a pari passu basis with, the Class P-I Shares for all purposes set forth in the Operating Agreement. For the avoidance of doubt, any Earnout Shares that have not achieved Participating Earnout Share status shall not be entitled to (i) vote with other Shares on matters submitted to the holders of Shares generally or (ii) receive any distributions made to any other holders of Shares (and shall not be entitled to any accrual of distributions prior to achieving Participating Earnout Share status). All Earnout Shares, whether Participating Earnout Shares or otherwise, shall be subject to the same transfer restrictions as other Shares as contemplated in Articles X and XI of the Operating Agreement.

(d)          Special Profit Allocation to Participating Earnout Shares. Notwithstanding Section 3.1(c), once any Earnout Shares become Participating Earnout Shares, all allocations of Profit for the year in which such Earnout Shares become Participating Earnout Shares (and, to the extent permitted by applicable law, for any prior year the U.S. federal income tax return in respect of which has not yet been filed) will first be allocated to such Participating Earnout Shares until each such Participating Earnout Share has a Capital Account equal to the average per share Capital Account of the Class I Shares immediately prior to the time of such allocation (the “Target Capital Account”). For avoidance of doubt, the allocation of Profit pursuant to the preceding sentence shall include the allocation of any Profit resulting from an adjustment of the Book Value of the Company Assets from any prior Book Value. Until the Participating Earnout Shares have a Capital Account equal to the Target Capital Account, the rights of the Participating Earnout Shares to distributions shall be limited to the positive Capital Account of each such Participating Earnout Share. Following the date hereof, the Company shall adjust the Book Value of its assets to fair market value in accordance with Treasury Regulation Section l.704-l(b)(2)(iv)(f), at any time that the Company's assets satisfy Treasury Regulation Section 1.704-1(b)(2)(iv)(f)(5)(v), on a monthly basis in connection with the computation of Company NAV, in addition to any time described in Section 8.5 of the Operating Agreement and any other time permitted by applicable law.

Section 3.2            Liquidity Events.

(a)           If, during the Earnout Period, there is a Liquidity Event, the Company shall, prior to the closing of such Liquidity Event, calculate the Liquidity Event Value. If such calculation of the Liquidity Event Value results in the value per Class P-I Share being equal to or greater than the Reference Price, all outstanding Earnout Shares shall become Participating Earnout Shares (and such Liquidity Event shall be referred to as a “Qualifying Liquidity Event”). If the foregoing calculation of the Liquidity Event Value yields a result that is less than the Reference Price, then only the number of Earnout Shares that would allow the value per Class P-I Share to be equal to or greater than the Reference Price shall become Participating Earnout Shares, with the Earnout Shares to become Participating Earnout Shares in such circumstances to first come from the Tranche 1 Earnout Shares (until all such series of shares become Participating Earnout Shares), next from the Tranche 2 Earnout Shares (until all such series of shares become Participating Earnout Shares), and finally from the Tranche 3 Earnout Shares, with the shares in each Series (in the case of only part of a Series becoming Participating Earnout Shares) to be selected on a pro rata basis based on the number of shares in that series held by each holder.

(b)         If, in connection with a Liquidity Event, Earnout Shares are entitled pursuant to the calculation of the Liquidity Event Value noted above to become Participating Earnout Shares, then immediately prior to the consummation of such Liquidity Event: (i) all such entitled Earnout Shares will be eligible to participate in such Liquidity Event and (ii) the Company will use its reasonable best efforts to take all actions necessary to ensure that such Earnout Shares will be eligible to share in such Liquidity Event as if such Earnout Shares had become Participating Earnout Shares as of immediately prior to the record or other date used by the Board of Directors for determining shareholders entitled to share in such Liquidity Event (but expressly conditioned on the closing thereof), with a view toward ensuring that the holders of such Earnout Shares will be given the opportunity to participate in the benefits of the Liquidity Event to the same extent as other holders of Class P-I Shares.

(c)         As a condition to consummating any Liquidity Event which does not result in all of the outstanding Earnout Shares becoming Participating Earnout Shares (a “Non-Triggering Event”), the Company or GREC Corp, as the case may be, will require the terms of such Liquidity Event to contain reasonably appropriate provisions such that the purchaser or surviving entity, as applicable, with respect to such Liquidity Event will: (i) assume the Company’s remaining obligations with respect to the remaining Earnout Shares under this Certificate of Designation (if not otherwise retained by the Company), and (ii) permit the holders of Earnout Shares to achieve the benefits of their ownership of such shares, adjusted in a manner reasonably determined by the Company in good faith to give effect to any applicable change in circumstances implemented in such Liquidity Event.

(d)         For the avoidance of doubt, following a Non-Triggering Event and during the remainder of the Earnout Period, the Company and any subsequent owner or surviving entity of the Company, as applicable, shall remain subject to the obligations set forth in this Section 3.2, Section 3.3, and Section 3.4 as if such Earnout Shares that did not become Participating Earnout Shares as a result of the Liquidity Event underlying such Non-Triggering Event remained outstanding.

Section 3.3          Conversion at the Option of the Holder of Participating Earnout Shares. Each holder of Participating Earnout Shares that have achieved the Target Capital Account, may, at such holder’s option, elect to convert any or all of the Participating Earnout Shares held by such holder into an equivalent number of Class P-I Shares, subject to adjustment as provided in Article IV below. In order to convert Participating Earnout Shares into Class P-I Shares, the converting holder shall provide written notice to the Company setting forth: (a) the full name of the holder, (b) a statement of the number of Participating Earnout Shares proposed to be converted by such holder into Class P-I Shares, and (c) any additional information reasonably requested by the Company in order to fulfill such request. The Participating Earnout Shares offered for conversion shall be converted into the applicable number of Class P-I Shares, effective, unless the Company and such holder agree otherwise, as of the month end following the date the conversion notice is received by the Company.

Section 3.4          Earnout Period Obligations.

(a)         During the Earnout Period, (i) the Company shall, and shall cause GREC Corp and its other Affiliates to: (A) provide Group LLC and its Representatives, reasonable access to all books and records and personnel of the Company, its Affiliates, and its subsidiaries, to audit the achievement of and progress toward any Benchmark Targets or otherwise relating to the annualized quarter-end Run Rate Revenue and all reported earnings; (B) maintain adequate books and records in a manner that will allow for the calculation of the Benchmark Targets; and (ii) neither the Company nor any of its Affiliates will discontinue or fail to provide reasonable funding for the Company's third party management business or take any other actions, or omit to take any other actions, for the primary purpose of or that would, without a good faith business reason unrelated to the results described in the following clauses, reasonably be expected to result in (I) thwarting or inhibiting the achievement of the Benchmark Targets, (II) reducing the amount of the Earnout Shares that become Participating Earnout Shares or (III) otherwise frustrating or avoiding the Company’s obligations under this Agreement with respect to the Earnout Shares. In addition, the Company shall take all reasonably available steps to cause any Participating Earnout Shares to achieve the Target Capital Account as soon as reasonably possible, including by causing the Company to revalue its assets at reasonable intervals as determined by the Board of Directors as permitted under applicable law if such revaluation would result in an allocation of Profits to any Participating Earnout Shares.

(b)         Each holder of Earnout Shares agrees that: (i) after the closing of the Internalization, except as provided in Section 3.4(a), the Company and its Affiliates have the right to operate the Company (and all components of its business) in the manner they believe to be prudent and to make any and all decisions with respect to the Company (and all components of its business) that the Board of Directors in its sole discretion believes are reasonable and in the best interests of the Company, including to change the operations and policies of the Company from those conducted or in place prior to the closing of the Internalization; (ii) the Company and its Affiliates are not obligated to operate the Company (or any component of its business) in order to achieve or maximize the number of Earnout Shares that become Participating Earnout Shares; (iii) the receipt of Participating Earnout Shares is speculative, there is no assurance that the holders of Earnout Shares will receive any Participating Earnout Shares and the Company has not promised nor assured any receipt of Participating Earnout Shares; (iv) nothing in this Certificate of Designation, the Operating Agreement, the Contribution Agreement, or otherwise will prohibit the Company and its Affiliates from engaging in any business or opportunity or acquiring, entering into joint ventures, investing in or otherwise cooperating with other Persons; and (v) the Company and the holders of Earnout Shares intend for the express provisions of this Section 3.4 to govern their contractual relationship with respect to the subject matter of this Section 3.4 and for neither any other provision of this Certificate of Designation nor any implied duty (fiduciary or otherwise) or obligation to apply to such relationship.

Article IV

ANTIDILUTION PROTECTION

Section 4.1          Share Dividends and Share Splits. If the Company, at any time any Earnout Shares remain outstanding and have achieved or remain eligible to achieve Participating Earnout Share status: (a) pays a share dividend or otherwise makes a distribution or distributions on Class P-I Shares or Earnout Shares, (b) subdivides outstanding Class P-I Shares or Earnout Shares into a larger number of shares, (c) combines (including by way of reverse share split) outstanding Class P-I Shares or Earnout Shares into a smaller number of shares, or (d) issues by reclassification of Class P-I Shares or Earnout Shares any membership interests or shares in the Company, then the Reference Price used in Section 3.2, the number of Class P-I Shares that are issuable upon the conversion of Participating Earnout Shares and the number of Earnout Shares used in the calculation on Schedule A hereto shall be equitably adjusted as reasonably determined by the Company in good faith in a manner that prevents substantial dilution or enlargement of the economic rights of the holders of Participating Earnout Shares in comparison to the holders of the Class P-I Shares. Any adjustment made pursuant to this Section 4.1 shall become effective immediately after the record date for the determination of holders of Class P-I Shares or Earnout Shares entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination, or re-classification.

Section 4.2           Class P-I Share Pro Rata Distributions. If the Company, at any time while any Earnout Shares remain outstanding and have achieved or remain eligible to achieve Participating Earnout Share status, shall distribute to all holders of Class P-I Shares (and not to the holders of the Earnout Shares) evidences of its indebtedness or assets (including shares or other securities in GREC Corp) or rights or warrants to subscribe for or purchase any security, or pays a cash distribution to holders of Class P-I Shares in excess of the regular quarterly distribution payable by the Company then in each such case the Reference Price used in Section 3.2 and the number of Class P-I Shares that are issuable upon the conversion of Participating Earnout Shares shall be equitably adjusted as reasonably determined by the Company in good faith in a manner that prevents substantial dilution or enlargement of the economic rights of the holders of Participating Earnout Shares in comparison to the holders of the Class P-I Shares. In any of the above cases, the adjustments shall be described in a statement delivered to the holders of the Earnout Shares describing the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Class P-I Shares. Such adjustments shall be made whenever any such distribution is made and shall become effective immediately after the record date for such distribution.

Section 4.3           Other Adjustments.  In the case of other transactions not covered in Section 4.1 or Section 4.2 above, the Reference Price used in Section 3.2 and the number of Class P-I Shares that are issuable upon the conversion of Participating Earnout Shares shall also be adjusted in the manner reasonably determined by the Company in good faith to prevent substantial dilution or enlargement of the economic rights of the holders of Participating Earnout Shares in comparison to the holders of the Class P-I Shares.  In any such circumstance, the adjustment shall be described in a statement delivered to the holders of the Earnout Shares describing the reason for the adjustment, and shall become effective on the record date for the transaction giving rise to the adjustment or other appropriate date selected by the Company in the exercise of its reasonable discretion.

Section 4.4            Calculations. All calculations under this Article IV shall be made by the Company acting reasonably and in good faith and shall be calculated to the nearest cent or the nearest 1/100th of a share. At the request of Group LLC or its Representatives, the Company shall promptly provide to such holder, but in no event later than ten (10) Business Days after such request, a detailed summary reasonably supporting the calculations made to adjusting the Reference Price used in Section 3.2 and the number of Class P-I Shares that are issuable upon the conversion of Participating Earnout Shares.

Section 4.5           Notice to the Holders. Whenever an adjustment to the Reference Price used in Section 3.2 or the number of Class P-I Shares that are issuable upon the conversion of Participating Earnout Shares is made, the Company shall promptly mail to each holder of Earnout Shares a notice setting forth a brief statement of the facts requiring such adjustment, the amount and type of the adjustment, and the method by which such adjustment was calculated.

Section 4.6           Reservation of Shares. The Company will, at all times, keep available for issuance a sufficient number of unissued Class P-I Shares to permit the Company to issue Class P-I Shares upon conversion of Participating Earnout Shares, and the Company will take all actions required to increase the authorized number of Class P-I Shares if at any time there will be insufficient unissued Class P-I Shares to permit such issuance.

Article V

Miscellaneous

Section 5.1        Construction. This Certificate of Designation will be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to conflicts of law. If any provision of this Certificate of Designation is or becomes invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein will not be affected thereby. Each reference to “hereof,” “herein,” “hereunder,” and “hereby” will, from and after the date hereof, refer to the Operating Agreement as amended by this Certificate of Designation.

Section 5.2         Company Records. The Company will amend the Membership List to the Operating Agreement from time to time to the extent necessary to reflect accurately the grant and any subsequent redemption or conversion of, or other event having an effect on the ownership of, the Class EO Common Shares.

Section 5.3         Amendments. Any amendment to this Certificate of Designation or the Operating Agreement that affects the Participating Earnout Shares in a manner that is different from the terms of the Class P-I Shares or would reasonably be expected to have the purpose of avoiding or reducing the ability of the Earnout Shares to become Participating Earnout Shares, shall (i) require consent of the Board of Directors, and (ii) be subject to the prior written consent or approval of the majority of the outstanding Class EO Common Shares.

Section 5.4         No Impairment. The Company will not, by amendment of its Operating Agreement or this Certificate of Designation, or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Designation and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Class EO Common Shares against impairment.

Section 5.5         Survival. The provisions of this Certificate of Designation will survive any Liquidity Event to the extent any Earnout Shares remain capable of becoming Participating Earnout Shares.

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SCHEDULE A

BENCHMARK TARGETS

Section 1.1.          Number of Class EO Common Shares Per Tranche. The number of Class EO Common Shares allocable to each Tranche are as follows:

(a)          Tranche 1 Earnout Shares. The Tranche 1 Earnout Shares shall consist of an aggregate of 4,357,051 Class EO Common Shares.

(b)          Tranche 2 Earnout Shares. The Tranche 2 Earnout Shares shall consist of an aggregate of 4,357,051 Class EO Common Shares.

(c)          Tranche 3 Earnout Shares. The Tranche 3 Earnout Shares shall consist of 378,874 Class EO Common Shares (the “Class A Tranche 3 Earnout Shares”), and 3,978,177 Class EO Common Shares (the “Class B Tranche 3 Earnout Shares”), for an aggregate of 4,357,051 Class EO Common Shares, collectively.

Section 1.2.          Benchmark Targets By Tranche.

(a)          Tranche 1.

(i)         During the Earnout Period, if in any calendar quarter, the Run Rate Revenues for the Company and its subsidiaries equals or exceeds $12.5 million (the “Tranche 1 Benchmark Target”), 100% of the Tranche 1 Earnout Shares will automatically achieve the status of Participating Earnout Shares, in accordance with the terms of this Certificate of Designation.

(ii)        If the Run Rate Revenue during any calendar quarter exceeds $8,333,333 but is less than $12.5 million, 2,904,410 of the Tranche 1 Earnout Shares will automatically achieve the status of Participating Earnout Shares, with the balance of such Tranche 1 Earnout Shares becoming Participating Earnout Shares ratably up to $12.5 million of Run Rate Revenue, in accordance with the terms of this Certificate of Designation.

(b)          Tranche 2.

(i)         During the Earnout Period, if in any calendar quarter, the Run Rate Revenues for the Company and its subsidiaries equals or exceeds $25.0 million (the “Tranche 2 Benchmark Target”), 100% of the Tranche 2 Earnout Shares will automatically achieve the status of Participating Earnout Shares, in accordance with the terms of this Certificate of Designation.

(ii)        If the Run Rate Revenue during any calendar quarter exceeds $16,666,667 but is less than $25.0 million, 2,904,410 of the Tranche 2 Earnout Shares will automatically achieve the status of Participating Earnout Shares, with the balance of such Tranche 2 Earnout Shares becoming Participating Earnout Shares ratably up to $25.0 million of Run Rate Revenue, in accordance with the terms of this Certificate of Designation.

(c)          Tranche 3.

(i)         During the Earnout Period, if in any calendar quarter, the Run Rate Revenues for the Company and its subsidiaries equals or exceeds $37.5 million (the “Tranche 3 Benchmark Target”), 100% of the Tranche 3 Earnout Shares will automatically achieve the status of Participating Earnout Shares, in accordance with the terms of this Certificate of Designation.

Sch. A-1

(ii)        If the Run Rate Revenue during any calendar quarter exceeds $25.0 million but is less than $37.5 million, the Class A Tranche 3 Earnout Shares and 2,525,827 of the Class B Tranche 3 Earnout Shares will automatically achieve the status of Participating Earnout Shares, with the balance of such Class B Tranche 3 Earnout Shares becoming Participating Earnout Shares ratably up to $37.5 million of Run Rate Revenue, in accordance with the terms of this Certificate of Designation.

(d)           The Benchmark Targets are illustrated in the following table:

Reference Price	8.798
Number of Shares Per Tranche	4,357,051

	Tranche 1	Tranche 2	Tranche 3
Benchmark Target	$12,500,000	$25,000,000	$37,500,000
Earn In	66.7%	66.7%	66.7%
Participation Starts at (GH)	$8,333,333	$16,666,667	$25,000,000

Shares earned at start	2,904,410	2,904,410	2,904,410

Section 1.3.          Earnout Statement. As promptly as reasonably practicable following each end of quarter during the Earnout Period, the Company shall deliver a written notice to Group LLC setting forth in reasonable detail: (a) evidence as to whether or not any Benchmark Targets have been earned during such past quarter, (b) the relevant Run Rate Revenue calculations, along with reasonable supporting documentation, and (c) the number and Tranche of Earnout Shares which will automatically become Participating Earnout Shares, if any, along with the underlying calculations and reasonable supporting documentation (the “Earnout Statement”).

Section 1.4.          Dispute Resolution. In the event of any disagreement(s) between the Company and Group LLC or its Representatives as to whether a Benchmark Target has been achieved, the number of Earnout Shares implicated thereby, or the Earnout Statement, which cannot be resolved by the parties within thirty (30) days of delivery of the Earnout Statement, the parties agree to submit to the Company’s principal independent certified public accounting firm, or another independent accounting firm of national reputation selected by the Board of Directors in good faith in the event that the Company’s principal independent accounting firm is unable or unwilling to serve in such role (the selected accounting firm being referred to as the “Auditor”) to audit and resolve such disagreement(s). The Auditor will deliver to the Company and Group LLC or the relevant holder(s) of Class EO Common Shares, as the case may be, as promptly as practicable after their appointment, a written report setting forth the resolution of each such disagreement, which will be final and binding. The fees and expenses of the Auditor incurred in connection with its determination of the disputed items will be paid jointly, one-half by the Company and one-half by Group LLC or the relevant holder(s) of Class EO Common Shares, as the case may be. Other than such fees and expenses of the Auditor, each of the Company and Group LLC or the relevant holder(s) of Class EO Common Shares will be responsible for their own costs and expenses incurred in connection with any actions taken pursuant to this Section 1.3.

Sch. A-2

Section 1.5.        Benchmark Determination Date. The satisfaction of a Benchmark Target, as finally determined pursuant to Section 1.3 or Section 1.4, as the case may be, shall be effective as of the achievement date of such Benchmark Target and is referred to as the “Benchmark Target Determination Date.”

Section 1.6.       Achievement of Participating Earnout Share Status. Upon satisfaction of each Benchmark Target as set forth herein, the corresponding number of Earnout Shares shall automatically, without further action, become Participating Earnout Shares, pursuant to, and in accordance with, this Certificate of Designation, and shall be reflected as such by the Company as promptly as practicable in the shareholder register and books and records of the Company, effective as of the Benchmark Target Determination Date. Any subsequent declines in Run Rate Revenue below the amount that was used to allow Earnout Shares to become Participating Earnout Shares will not result in the reversal of such Participating Earnout Shares back into Earnout Share status.

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Sch. A-3